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SEC FILE NUMBER
8-47915



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Calvert Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Ave., Ste. 1000N
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Wolfsheimer — (301) 951-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Blvd., Suite 800	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AFFIRMATION

I, Ronald M. Wolfsheimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Calvert Distributors, Inc. (the "Company") for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ronald M. Wolfsheimer 2/28/07

Signature Date

Senior Vice President, Chief Financial and Administrative Officer

Title

Traci Lynn Goldt

Notary Public

CALVERT DISTRIBUTORS, INC.
TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Calvert Distributors, Inc.

We have audited the following financial statements of Calvert Distributors, Inc. (a wholly owned subsidiary of the Calvert Group, Ltd.) (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Calvert Distributors, Inc., at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Calvert Distributors, Inc. as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2007

CALVERT DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 32,703,555
Brokerage fees receivable	53,577
Investments:	
Trading at fair value	6,020,110
Due from Calvert mutual funds	2,569,614
Prepaid expenses and other assets	5,591,323
Property and equipment, (net of accumulated depreciation of $573,756)	26,262
TOTAL ASSETS	$ 46,964,441

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 304,763
Accrued payroll and related liabilities	1,249,602
Net due to/from affiliates of Calvert Group, Ltd.	6,783,858
Income taxes payable	32,531
Deferred revenue	3,765,301
Deferred tax liability	745,774
Total liabilities	12,881,829
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	29,913,124
Total stockholder's equity	34,082,612
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 46,964,441

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Distribution fees	$ 26,862,486
Load revenues	7,536,961
Investment income	1,761,464
Brokerage fees - depository accounts	635,719
Other income	495
Total revenues	36,797,125
EXPENSES:	
Product distribution	25,207,627
Salaries and incentive compensation	8,905,400
Broker commissions	7,264,740
Sales and marketing	5,958,000
Employee benefits	2,544,880
Facilities	865,094
General and administrative	275,748
	51,021,489
Less:	
Allocation of net revenues and expenses to/from affiliated companies	(27,108,907)
Total expenses	23,912,582
INCOME BEFORE INCOME TAXES	12,884,543
Income taxes	(5,122,683)
NET INCOME	$ 7,761,860

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2006	$ 10	$ 4,169,478	$ 22,151,264	$ 26,320,752
Net income	-	-	7,761,860	7,761,860
BALANCE, DECEMBER 31, 2006	$ 10	$ 4,169,478	$ 29,913,124	$ 34,082,612

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 7,761,860
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	12,909
Realized and unrealized gain on investments	(288,980)
Purchases of marketable securities	(2,104,206)
Sale of marketable securities	1,460,984
Deferred income tax expense	223,341
Changes in assets and liabilities:	
Brokerage fees receivable	(9,431)
Due from Calvert mutual funds	(593,778)
Income taxes payable	(94,320)
Prepaid expenses and other assets	450,352
Accounts payable and accrued expenses	(698,137)
Accrued payroll and related liabilities	187,493
Due to affiliates, net	(3,106,673)
Net cash provided by operating activities	3,201,414
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(11,090)
Net cash used in investing activities	(11,090)
INCREASE IN CASH EQUIVALENTS	3,190,324
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,513,231
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 32,703,555
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income tax payments	$ 4,993,663

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Calvert Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Group, Ltd. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of mutual funds and serves as a broker for deposits with banks and savings institutions. The Parent is owned by Acacia Financial Corporation ("Financial"), a wholly owned subsidiary of Acacia Life Insurance Company ("Acacia Life"). Acacia Life is a wholly owned subsidiary of Ameritas Holding Company ("AHC"), which in turn is a wholly owned subsidiary of the UNIFI Mutual Holding Company ("UNIFI"), formerly Ameritas Acacia Mutual Holding Company ("AAMHC")

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates were made for various liabilities. Actual results could differ from those estimates.

Revenue Recognition - Product distribution fees are contractually based charges to Calvert mutual funds ("Funds"), all of which are considered related parties, and are accrued daily. The fees are recognized as earned. Load revenues represent underwriter fees that are determined based on a stated rate for trades executed and are recognized generally on a trade-date basis. Revenues from the sale of B share servicing under the purchase and sales agreement are recognized as deferred revenue and amortized over the estimated life of the share sale, not to exceed eight years. Fees for brokerage depository accounts are negotiated with the respective banks and/or savings institutions and are based on the average daily account balances.

Cash and Cash Equivalents - The Company's cash equivalents consist principally of highly liquid investments in shares of affiliated Funds.

Broker Commissions - Commissions primarily represent broker reallowance paid to third party distributors related to their sales of Funds' shares.

Estimated Fair-Value of Financial Instruments - The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, trading securities, receivables from others, and receivables from and payables to the Parent and affiliated companies and other liabilities to be reasonable estimates of fair-value.

Investments - Investment securities are carried and reported at fair value. Realized and unrealized gains and losses for investment securities are included in the statement of income.

Property and Equipment - Property and equipment are recorded at cost and are depreciated on a straight line basis over an estimated useful life of five years.

Marketing Costs - Marketing costs are expensed as incurred. In addition, the company may assume and pay certain mutual fund advertising and promotional expenses for which it is not reimbursed fully from the Funds.

Recent Accounting Pronouncements

Taxes - In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" - an interpretation of FASB Statement 109 ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

Fair Value Measurements - In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurement" ("SFAS 157"). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires companies to provide expanded information about assets and liabilities measured at fair value, including the effect of fair value measurements on earnings. This Statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances.

Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement classifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, this standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, a company's own data). Under this statement, fair value measurements would be separately disclosed by level within the fair value hierarchy.

SFAS 157 is effective for the financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management intends to adopt SFAS 157 effective January 1, 2008 and is evaluating the impact of its adoption in the financial statements.

Pension Benefits - In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB No. 87, 88, 106 and 132R" ("SFAS 158"). SFAS 158 requires the recognition of a plan's overfunded or underfunded status as an asset or liability and an adjustment to Other Comprehensive Income ("OCI"). Additionally, it requires determination of benefit obligations and the fair values of a plan's assets at a company's year end and recognition of actuarial gains and losses, and prior service costs and credits, as a component of OCI. For employers without publicly traded equity securities, SFAS 158 is effective for the end of the fiscal year ending after June 15, 2007. We intend to adopt SFAS 158 effective December 31, 2007 and are evaluating the impact of its adoption in the financial statements.

3. RELATED PARTY TRANSACTIONS

The Company, the Parent, and affiliates consisting of Calvert Administrative Services Company, Calvert Asset Management Company, Inc., and Calvert Shareholder Services, Inc., each a wholly owned subsidiary of the Parent, provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services. The Parent allocates revenues and expenses to and from its affiliates under written agreement amongst all parties effective as of January 1, 2005. These revenues and expenses relate to product distribution, marketing, facilities, and general and administrative activities. Accordingly, the Company's financial condition and results of operations do not necessarily reflect what might have occurred had the Company been operated outside its affiliated group. The Company's total expenses include reimbursed charges, net, from its affiliates in the amount of approximately $27,109,000 for the year ended December 31, 2006.

Pursuant to a written agreement with Acacia Federal Savings Bank, an affiliated entity, the Company earned brokerage fees of approximately $498,000 in 2006 from the brokerage depository account. As of December 31, 2006, receivables from Acacia Federal Savings Bank for these brokerage fees were approximately $43,000 and are included in brokerage fees receivable on the statement of financial condition.

Due from Funds consists of receivables for load and product distribution fees.

On December 31, 2006, the Company held investments of approximately $6,020,000 in various Funds and held cash equivalents of approximately $32,704,000 in various money market Funds for which the Company is the investment advisor.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by AHC. In addition, certain of the Company's employees participate in an unfunded, non-qualified defined contribution plan. An affiliated Company has made contributions to these plans on the Company's behalf under a written agreement with Ameritas. The Parent's contributions to these plans are based on percentages of employees' salaries and totaled approximately $1,890,000 in 2006.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees. Payments under these plans are based on the attainment of certain performance goals in the current as well as future years.

5. INVESTMENT INCOME

Investment income consists of $1,472,484 of dividend income, unrealized gain on investments of $145,988 and $142,991 of realized gain on investments.

6. PURCHASE AND SALES AGREEMENT

Since April 1, 1998, the Company has been the seller to a purchase and sales agreement of distribution fees of Funds that do not have a front-end sales charge. The contract gives the purchaser an exclusive right and obligation to purchase future receivable service, distribution payments, and any contingent deferred sales charge on current sales of mutual fund Class B shares. Such contract

has been and may continue to be extended with the agreement of both the Company and the purchaser.

In March 2005, FASB Staff Position No. EITF 85-24-1, Application of EITF Issue No. 85-24, *"Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge," When Cash for the Right to Future Distribution Fees Is Received from Third Parties*" ("the FSP") was issued.

The Company implemented the provisions of the FSP for its financial statements for the year ended December 31, 2005. Revenues from the sale of B share servicing under the purchase and sales agreement are recognized as deferred revenue and amortized over the estimated life of the share sale, not to exceed eight years. During 2006, the Company amortized to load revenues income approximately $2,351,000 of advanced payments received and expensed approximately $2,298,000 of deferred broker commissions paid.

Management has reviewed the conditions in the purchase and sales agreement under which the indemnifications could be exercised and, in accordance with FASB Interpretation 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others,"* does not believe that a material liability has been created by the standard business representations and warranties included therein.

7. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of UNIFI. The Members' federal tax provisions are determined on a separate-return basis, and they file separate state income tax returns. The Members' current tax sharing agreement with UNIFI is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing UNIFI, which will compensate any Member for the use of its losses or tax credits. At December 31, 2006, the Company had no state or federal net operating loss carryforwards available.

The provision for income taxes consists of the following for the year ended December 31, 2006:

Current:	
Federal	$ 4,048,466
State	850,876
	4,899,342
Deferred:	
Federal	197,335
State	26,006
	223,341
Income tax provision	$ 5,122,683

The effective income tax rate of 40% varied from the statutory federal income tax rate of 35% primarily because of state income taxes, net of federal benefits.

Deferred taxes as of December 31, 2006 represent the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting and tax purposes that generally relate to compensation accruals and unrealized gains on securities.

8. COMMITMENTS AND CONTINGENCIES

Litigation - The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

9. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2006, the Company had net capital of $24,284,749, which was $23,425,961 in excess of the required net capital of $858,788. The Company's ratio of aggregate indebtedness to net capital was .53 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

CALVERT DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

NET CAPITAL:	
Stockholder's equity	$ 34,082,612
LESS NONALLOWABLE ASSETS:	
Brokerage fees receivable	53,577
Due from Calvert mutual funds	2,569,614
Property and equipment - net	26,262
Prepaid expenses and other assets	5,591,323
Total nonallowable assets	8,240,776
Net capital before haircuts on securities	25,841,836
Haircuts on money market mutual funds and investments	(1,557,088)
NET CAPITAL	$ 24,284,748
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 304,763
Accrued payroll and related liabilities	1,249,602
Due to affiliates	6,783,858
Deferred revenue	3,765,301
Deferred tax liability	745,774
Income taxes payable	32,531
Total aggregate indebtedness	$ 12,881,829
MINIMUM NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 858,788
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 23,425,960
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$ 22,996,565
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	53.04%

No material differences exist between the Company's computation, included in Part II of the Amended Focus Report as of December 31, 2006, and the schedule reported herein.

CALVERT DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

Rule 15c3-3 is intended to limit the use of brokers-dealers use of customers' funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $-0- at December 31, 2006. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17-a-5, there are no material differences between this reserve computation required pursuant to Rule 15c3-3 and the corresponding computation prepared by and included in the unaudited part II Focus Report Filing as of the same date.

CALVERT DISTRIBUTORS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

1. Customers' fully paid securities and excess margin requirements not in the respondent's possession or control as of the report date for which instructions to reduce possession or control has been issued for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

   A. Number of Items – NONE $ -

2. Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "*temporary lags which result from normal business operations*" as permitted under Rule 15c3-3.

   A. Number of Items - NONE $ -

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 23, 2007

To the Board of Directors of
Calvert Distributors, Inc.

In planning and performing our audit of the consolidated financial statements of Calvert Distributors, Inc., (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 23, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END